UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CREATIVE REALITIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

22530J101
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22530J101	13G

1	NAMES OF REPORTING PERSONS
Cheswold (Horton), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
188,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
188,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
188,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 22530J101	13G

1	NAMES OF REPORTING PERSONS
Next Egg Investments (NFF), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
94,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
94,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 22530J101	13G

1	NAMES OF REPORTING PERSONS
Spring Creek Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
282,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
282,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
282,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 22530J101	13G

1	NAMES OF REPORTING PERSONS
Spring Creek Investments, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
94,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
94,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 22530J101	13G

1	NAMES OF REPORTING PERSONS
Spring Creek Investments GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
94,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
94,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 22530J101	13G

1	NAMES OF REPORTING PERSONS
Jin Park

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
282,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
282,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
282,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).	Name of Issuer:

Creative Realities, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13100 Magisterial Drive, Suite 100
Louisville, KY 40223

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

This Schedule 13G is filed by each of (i) Cheswold (Horton), LLC, a Delaware limited liability company (“Cheswold”), (ii) Next Egg Investments (NFF), LP, a Delaware limited partnership (“NFF”), (iii) Spring Creek Investment Management, LLC, a Delaware limited liability company, (iv) Spring Creek Investments, LP, a Delaware limited partnership, (v) Spring Creek Investments GP, LLC, a Delaware limited liability company, and (vi) Jin Park, a United States citizen (each person or entity listed in clauses (i)-(vi), a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is c/o Spring Creek Investment Management, LLC, 1717 Arch Street, Suite 4050, Philadelphia, PA 19103.

Spring Creek Investment Management, LLC is the manager of Cheswold and the investment manager of NFF.  Spring Creek Investments, LP is the general partner of NFF.  Spring Creek Investments GP, LLC is the general partner of Spring Creek Investments, LP.  Jin Park is the sole member of each of Spring Creek Investment Management, LLC and Spring Creek Investments GP, LLC.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Cheswold or NFF to the extent they directly hold shares of Common Stock (as defined below)) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

22530J101

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

Cheswold directly holds warrants issued by the Issuer (collectively, the “Warrants”) exercisable for 188,000 shares of Common Stock, and NFF directly holds Warrants exercisable for 94,000 shares of Common Stock.

(b)	Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Stock listed on such Reporting Person’s cover page.

Calculations of the percentage of Common Stock beneficially owned were determined based on 10,924,287 shares of Common Stock outstanding as of November 11, 2020, based on information set forth in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2020.

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:
See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:
See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

CHESWOLD (HORTON), LLC
By: Spring Creek Investment Management, LLC, its manager

By:	/s/ Jin Park
Name:	Jin Park
Title:	Manager

NEXT EGG INVESTMENTS (NFF), LP
By: Spring Creek Investments, LP, its general partner
By: Spring Creek Investments GP, LLC, its general partner

By:	/s/ Jin Park
Name:	Jin Park
Title:	Manager

SPRING CREEK INVESTMENT MANAGEMENT, LLC

By:	/s/ Jin Park
Name:	Jin Park
Title:	Manager

SPRING CREEK INVESTMENTS, LP
By: Spring Creek Investments GP, LLC, its general partner

By:	/s/ Jin Park
Name:	Jin Park
Title:	Manager

SPRING CREEK INVESTMENTS GP, LLC

By:	/s/ Jin Park
Name:	Jin Park
Title:	Manager

/s/ Jin Park
Jin Park

[Creative Realities, Inc. - Schedule 13G/A]